                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                              Cardiac Science, Inc.
                    ---------------------------------------
                                (Name of Issuer)

                                     Common
                    ---------------------------------------
                         (Title of Class of Securities)

                                   141410 10 0
                    ---------------------------------------
                                 (CUSIP Number)

      Camhy Karlinsky & Stein LLP, 1740 Broadway, New York, NY 10019-4315,
                         Attn: Marvin G. Pickholz, Esq.
    -------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                          July , 1996 -- See Supplement
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D
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CUSIP No. 141410 10 0                                Page 2 of 6 pages
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    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          Parsons & Whittemore Limited
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*
                                                           See Supplement
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [X]

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    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                         United Kingdom
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  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      See Supplement
BENEFICIALLY   |     |   -----------------------------------------------------
  OWNED BY     |  8  |   SHARED VOTING POWER
               |     |                                      See Supplement
   EACH        |     |   -----------------------------------------------------
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
               |     |                                      See Supplement
PERSON WITH    |     |   -----------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      See Supplement
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            See Supplement
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            See Item 5
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!






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                                  SCHEDULE 13D

---------------------------                             ------------------------
CUSIP No. 141410 10 0                                      Page 3 of 6 pages
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---------------------------                             ------------------------

Item 1.           Security and Issuer.

                  The name and address of the issuer is:

                           Cardiac Science, Inc.
                           8 Hammond Drive - Suite 111
                           Irving, CA  92718

                  This filing relates to the Common Stock of Cardiac Science, Inc. (the "Issuer").

Item 2.           Identity and Background.

                  Parsons & Whittemore Limited (the "Company") is a privately owned corporation organized under the laws of the United Kingdom with a principal office located at 20-26 Wellesley Road, Croydon, CR9 2BT, England. The Company's principal business is the construction and development of pulp and paper mills.

                  Neither the Company nor any officer or director has been convicted in a criminal proceeding or during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  George  F.   Landegger  is  the  Chairman  of  the  Board  and
                  controlling person of the Company. His business address is 4 International Drive, Rye Brook, New York 10573.

Item 3.           Source and Amount of Funds or Other Consideration.

                                                           See Supplement.

Item 4.           Purpose of Transaction.

                  The Company did not authorize the acquisition of the shares of the Issuer. The Company denies ownership of the shares and has brought a claim against the placement agent of the shares,
                  A.R. Baron & Co. and its affiliates, for engaging in fraudulent, unauthorized activities. The Company intends to sell the shares as expeditiously as possible into the market. SEE SUPPLEMENT.

Item 5.           Interest in Securities of the Issuer.

                  6,333,333 shares of the Common Stock of the Issuer are registered in the Company's name. According to the Issuer's most recent Form 10-K, this represents 16.67% of the outstanding shares of the Issuer.

                     [See answer to Item 4 and Supplement.]



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                                  SCHEDULE 13D

---------------------------                             ------------------------
CUSIP No. 141410 10 0                                      Page 4 of 6 pages
          -----------
---------------------------                             ------------------------


Item 6. Contracts, Arrangements, Understanding or Relationship with Respect to Securities of the Issuer.

                           None.

Item 7.           Material to be filed as Exhibits.

                           None.

Dated:            November 5, 1996

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARSONS & WHITTEMORE LIMITED

BY: /s/ GEORGE LANDEGGER
    --------------------
Name/Title George Landegger, Director
          ---------------------------
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                           SUPPLEMENT TO SCHEDULE 13D

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CUSIP No. 141410 10 0                                      Page 5 of 6 pages
          -----------
---------------------------                             ------------------------


         The following constitutes Filing Person's supplement to Schedule 13D and is intended to constitute an explanatory statement and to furnish supplemental and explanatory information in reference to Items 2 and 4 through 13, inclusive.

         Filing Person is a corporation organized under the laws of the United Kingdom. The filing of this Schedule 13D is for informational purposes only and is being done for technical compliance with the United States securities laws. As hereafter set forth in this explanatory statement, Filing Person disclaims beneficial ownership in any securities of the Issuer, except that Filing Person reserves the right to dispose of all or any part of Issuer's securities registered in Filing Person's name as Filing Person may be advised by counsel for the purpose of mitigating damages.

         Filing Person asserts that the transactions which resulted in the attribution of the ownership position was part of an overall scheme to defraud Filing Person engaged in by a former officer of Filing Person and A.R. Baron & Co. and its parent, The Baron Group. The former officer of Filing Person, undisclosed to Filing Person, was an owner of The Baron Group at the time of this misappropriation of Filing Person's assets. The former employee entered into an agreement with A.R. Baron & Co. and The Baron Group to engage in a number of transactions including the transaction which is attributed to Filing Person herein without the proper authorization or authority of Filing Person. A.R. Baron acted as placement agent for the Issuer in the transaction. A.R. Baron owns 13.6% of Issuer and, under the federal securities laws, is a person deemed to be a control person of Issuer.

         Filing Person commenced arbitration proceedings before the National Association of Securities Dealers, Inc. against The Baron Group, A.R. Baron & Co., Andrew Bressman and Roman Okin. During the course of that arbitration proceeding, the aforesaid persons filed for bankruptcy protection in the United States Bankruptcy Court for the District of New Jersey. Thereafter, A.R. Baron & Co. was placed into a SIPC liquidation which is proceeding in the United States Bankruptcy Court for the Southern District of New York. The Securities and Exchange Commission also has commenced proceedings against these individuals. Filing Person believes that other law enforcement authorities are conducting investigations relating to the activities of A.R. Baron & Co. and is not aware of the exact nature or scope thereof. Filing Person has at no time ratified or confirmed the transaction in which ownership of Issuer's securities is now attributed to Filing Person. Filing Person reserves all rights and remedies available to it to rescind the transaction and/or mitigate its damages and recover all resultant damage and loss from persons who directly, or acting through agents, caused such damage or loss to Filing Person. Upon Filing Person's first learning of the unauthorized transaction, it was represented to Filing Person that the disputed ownership position did not constitute 5% or more of Issuer's voting securities. At no time has the Issuer independently communicated with Filing Person that the amount of Issuer's voting securities attributed to Filing Person exceeded 5% or more of Issuer's voting securities and it was not until a date in July, 1996 that Filing Person


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                           SUPPLEMENT TO SCHEDULE 13D

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CUSIP No. 141410 10 0                                      Page 6 of 6 pages
          -----------
---------------------------                             ------------------------



first became aware that Issuer identified Filing Person in a filing made with the Securities and Exchange Commission as being an owner of 5% or more of Issuer's voting securities.

Dated:   November 5, 1996




PARSONS & WHITTEMORE LIMITED




By:     /s/  George Landegger
   ------------------------------------------

Name/Title   George Landegger, Director
           ----------------------------------